Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Canada Announces Appointment of Advisors

     TSX: OPC

     CALGARY, Nov. 14 /CNW/ - OPTI Canada Inc. (OPTI) announced today that the company has appointed TD Securities Inc. (TD Securities) to assist in its previously announced review of funding options for its continuing cash requirements in 2009. The review will include an assessment of a range of funding options including asset sales, new debt, and/or new equity.
     Continued uncertainty in capital markets is constraining access to new debt and equity for many companies. There can be no assurances that any transaction will occur or, if one is undertaken, its terms or timing. OPTI does not expect to update its progress with respect to the review of options until the Board of Directors authorizes any transaction or if required by disclosure requirements.
     At November 11, 2008 we have approximately $324 million of cash on hand
(excluding the company's interest reserve accounts). These resources are expected to be sufficient through start-up of the Long Lake Upgrader (the
Upgrader) and into early to mid-2009. Upon the commencement of operations of the Upgrader, we expect to generate positive operating cash flows. Total cash flow from the Long Lake Project (the Project) in the fourth quarter of 2008 and early 2009 will be impacted by many factors including, but not limited to, the final cost of the Project, timing of commencement of operations, the rate of ramp-up of the Long Lake SAGD operation and the Upgrader during the start-up phase, as well as oil and natural gas prices.
     "We have a world class asset in the process of starting up," said Sid
Dykstra President and CEO of OPTI Canada. "The Upgrader is expected to be producing cash flows in the near future but looking ahead to our 2009 cash flow needs and considering the current financing environment we want to be proactive in generating additional liquidity to fund our future capital programs."

     ABOUT OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

     FORWARD LOOKING STATEMENTS

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; anticipated financial performance; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies; the cost, development and operation of the
Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "anticipate,"
"estimate," "expect," "potential," "could" or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: David Halford, Chief Financial Officer, (403)
218-4710; Alison Trollope, Investor Relations Manager, (403) 218-4705; OPTI
Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary, Alberta, Canada, T2P
3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 22:00e 14-NOV-08